Exhibit 12.1

Kimco Realty Corporation and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

For the nine months ended September 30, 2013

Pretax earnings from continuing operations before adjustment for noncontrolling interests or income loss from equity investees	$(14,802,811)

Add:
Interest on indebtedness (excluding capitalized interest)	164,129,403
Amortization of debt related expenses	5,381,025
Portion of rents representative of the interest factor	5,876,374
160,583,991

Distributed income from equity investees	211,361,681

Pretax earnings from continuing operations, as adjusted	$371,945,672

Fixed charges -
Interest on indebtedness (including capitalized interest)	$165,017,374
Amortization of debt related expenses	1,918,221
Portion of rents representative of the interest factor	5,876,374

Fixed charges	$172,811,969

Ratio of earnings to fixed charges	2.2